Exhibit 99.1

TSX: AEM NYSE: AEM

NEWS RELEASE

145 King Street East, Suite 400, Toronto, ON MSC 2Y7 Tel: 416.947.1212	agnicoeagle.com

For further information:

Investor Relations (416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

THIRD QUARTER 2018 RESULTS, CONFERENCE CALL AND WEBCAST

Toronto (September 20, 2018) — Agnico Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico Eagle” or the “Company”) today announced that it will release its third quarter 2018 results on Wednesday, October 24, 2018, after normal trading hours.

Third Quarter 2018 Results Conference Call and Webcast

Agnico Eagle’s senior management will host a conference call on Thursday, October 25, 2018 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191. To ensure your participation, please call approximately ten minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 8096137. The conference call replay will expire on November 25, 2018.

The webcast, along with presentation slides will be archived for 180 days on the Company’s website.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:	416-947-1212
Fax:	416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.